SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE - São Paulo, March 28, 2019 – Gafisa S.A. (B3: GFSA3; OTC: GFASY), one of Brazil’s leading homebuilders, today reported its financial results for the fourth quarter ended December 31, 2018.

GAFISA ANNOUNCES
4Q18 and 2018 RESULTS

During 2018, the Company underwent a restructuring process. The R$250.8 million capital increase was concluded in February, lessening immediate cash pressure. In September, a change in the Company’s management led to the establishment of a new turnaround strategy in the last quarter, which focused on structure and cost adjustment including the shutdown of a branch in Rio de Janeiro; the relocation of our headquarters; and the revision of our processes.

This new turnaround strategy should save approximately R$110 million p.a. by reducing (i) headcount by 50%, accounting for savings of R$45 million/year; (ii) marketing by R$40 million/year; (iii) IT by R$18 million/year; (iv) sales stand expenditure by R$4 million; and saving (v) R$4 million/year with the relocation of our headquarters. Part of these gains already materialized in Nov/18 and Dec/18 but will become more evident in upcoming quarters.

Adjustment needs mapped out during 4Q18, such as impairment of land/inventories, the goodwill impairment test to remeasure the 30% stake in Alphaville and reversal/entry of provision, amongst others, were recorded in 4Q18, adversely affecting results by R$276 million.

Thus, Gafisa starts 2019 well-positioned for the  new cycle in the real estate sector, equipped with quality assets and a renowned brand. Our pipeline launches rely on profitable residential projects that are fine-tuned to the market demand and located in the City of São Paulo. In this way, a higher volume of launches are scheduled for the second half of 2019.

Inventory PSV totals R$1.2 billion, with higher market liquidity (73% of total inventory PSV) concentrated in São Paulo residential units.

Dissolutions, which for several years caused an imbalance in various projects, significantly decreased in 2018. The monthly average volume of dissolutions declined from R$34 million in 2017 to R$19 million in 2018. This downward trend should continue in 2019, with the approval of a law that regulates dissolutions. Pursuant to new legislation, developers may retain up to 50% of the amount paid by the consumer in cases where the purchase has been waived, conferring greater legal safety to the sector.

Net debt totaled R$752 million in Dec/18, down 21% from the previous year. Leverage, measured by net debt/shareholders’ equity ratio, jumped to 153% at the end of 2018, mainly impacted by negative results in the period and impairments recorded. Excluding project financing, the net debt/shareholders’ equity ratio was 45%. Funding alternatives are being analyzed to remodel the Company’s ownership structure.

Our expectations for 2019 are positive, the macroeconomic scenario is improving, and the market has begun to show signs of recovery. The growth upturn will occur gradually and sustainably, aiming for a solid performance that will create value for shareholders and stakeholders.

Roberto Luz Portella

CEO, CFO, and Investor Relations Officer

1

MAIN CONSOLIDATED INDICATORS

Table 1 - Operational Performance (R$ 000)

	4Q18	3Q18	Q/Q (%)	4Q17	Y/Y (%)	12M18	12M17	Y/Y (%)
Launches	118,936	71,144	67.2%	90,113	32.0%	728,670	553,954	31.5%
Gross Sales	153,406	188,125	-18.5%	216,988	-29.3%	1,040,848	1,131,823	-8.0%
Cancellations	(58,401)	(51,661)	13.0%	(95,407)	-38.8%	(227,677)	(411,658)	-44.7%
Net Pre-Sales	95,005	136,464	-30.4%	121,851	-22.0%	813,172	720,164	12.9%
Speed of Sales (SoS)	7.20%	9.40%	-2.2 p,p,	7.40%	-0.2 p,p,	39.90%	32.00%	7.9 p,p,
Delivered PSV	263,254	346,009	-23.9%	41,171	539.4%	910,255	861,325	5.7%
Inventories	1,225,066	1,318,698	-7.1%	1,581,402	-22.5%	1,225,066	1,581,402	-22.5%

Table 2 – Financial Performance (R$ 000)

	4Q18	3Q18	Q/Q (%)	4Q17	Y/Y (%)	12M18	12M17[6]	Y/Y (%)
Net Revenue	192,917	252,306	-24%	342,057	-44%	960,891	786,174	22%
Recurring Adjusted Gross Profit¹	46,942	80,330	-42%	91,620	-49%	290,771	143,535	103%
Recurring Adjusted Gross Margin	24.3%	31.8%	-751 bps	26.8%	-245 bps	30.3%	18.3%	1,200 bps
Recurring Adjusted EBITDA²	29,247	37,776	-23%	44,324	-34%	126,954	(50,828)	-350%
Recurring Adjusted EBITDA Margin	15.2%	15.0%	19 bps	13.0%	220 bps	13.2%	-6.5%	1,968 bps
Recurring Adjusted Net Income	11,559	(19,984)	-158%	(11,459)	1%	(66,186)	(190,065)	-65%
Backlog Revenues	551,270	587,344	-6%	620,821	-11%	551,270	620,821	-11%
Backlog Results ³	196,812	215,778	-9%	215,758	-9%	196,812	215,758	-9%
Backlog Results Margin ³ [5]	35.7%	36.7%	-104 bps	34.8%	95 bps	35.7%	34.8%	95 bps
Net Debt	752,253	765,898	-2%	957,436	-21%	752,253	957,436	-21%
Cash and Cash Equivalents [4]	137,160	194,445	-29%	147,462	-7%	137,160	147,462	-7%
Equity + Minority Shareholders	493,191	871,955	-43%	715,069	-31%	493,191	715,069	-31%
(Net Debt – Proj. Fin.) / (Equity + Minorit.)	45.4%	22.7%	2,271 bps	31.4%	1,407 bps	45.4%	31.4%	1,407 bps

¹ Adjusted by capitalized interests and impairment of inventories and land.

² Adjusted by stock option plan expenses (non-cash), minority shareholders, and impairment of inventories, land, and Alphaville.

³ Backlog  results  net  of PIS/COFINS  taxes (3.65%) and  excluding  the  impact  of  PVA  (Present Value Adjustment) method  according  to  Law  No. 11.638.

4 Cash and cash equivalents, and marketable securities.

5 Backlog results comprise the projects restricted by condition precedent.

6 Resubmitted by adoption of IRFS 15 and IFRS 9.

2

OPERATIONAL RESULTS

Table 3 - Operational Performance (R$ 000)

	4Q18	3Q18	Q/Q (%)	4Q17	Y/Y (%)	12M18	12M17	Y/Y (%)
Launches	118,936	71,144	67,2%	90,113	32,0%	728,670	553,954	31,5%
Gross Sales	153,406	188,125	-18,5%	216,988	-29,3%	1,040,848	1,131,823	-8,0%
Cancellations	(58,401)	(51,661)	13,0%	(95,407)	-38,8%	(227,677)	(411,658)	-44,7%
Net Pre-Sales	95,005	136,464	-30,4%	121,851	-22,0%	813,172	720,164	12,9%
Speed of Sales (SoS)	7,20%	9,40%	-2,2 p,p,	7,40%	-0,2 p,p,	39,90%	32,00%	7,9 p,p,
Delivered PSV	263,254	346,009	-23,9%	41,171	539,4%	910,255	861,325	5,7%

Launches

The Company launched one project in 4Q18, the Scena Tatuapé, with total PSV of R$118.9 million, which, when added to other launches in the year, totaled R$728.7 million in 2018, 31.5% higher than the total volume launched in 2017. In 4Q18, the estimated launch of three other projects with a PSV of approximately R$320 million was postponed to 2019. One of the projects was located in an oversupplied region; the two other projects, located in regions that did not reach an adequate development level, required adjustments.

Table 4 - Launches (R$ 000)

Project	City	Period	PSV
Upside Pinheiros	São Paulo/SP	1Q18	138,715
Upside Paraíso	São Paulo/SP	2Q18	147,949
Belvedere Lorian	Osasco/SP	2Q18	165,130
MOOV Belém	São Paulo/SP	2Q18	86,797
Vision Pinheiros	São Paulo/SP	3Q18	71,144
Scena Tatuapé	São Paulo/SP	4Q18	118,936
TOTAL			728,671

3

Sales

In 4Q18, gross sales totaled R$153.4 million, down 18.5% quarter-over-quarter and 29.3% year-over-year. This quarter was a period marked by transformation. Sales lists and several business conditions were reassessed, with the goal of preserving margin and profitability. For instance, we increased the percentage of clients’ down payments, which had the initial effect of reducing the speed of sales in the quarter—but will ensure healthier sales and fewer dissolutions going forward.

In the last 12 months, gross sales totaled R$1.04 billion in 2018 versus R$1.13 billion in 2017.

Dissolutions came to R$58.4 million in 4Q18, 38.8% lower than in 4Q17, despite a significantly higher volume of projects delivered year-over-year. Dissolutions reached R$227.7 million in 2018, reflecting a consistent downward trend (-44.7% p.a.). The average monthly dissolutions decreased from R$34.3 million in 2017 to R$19 million in 2018.

The net pre-sales totaled R$95 million in 4Q18. In 2018, net pre-sales came to R$813.2 million, 12.9% higher than in 2017.

4

Sales Over Supply (SoS)

Quarterly SoS was 7.2% in 4Q18, in line with the same period in the previous year. In the last 12 months, SoS reached 40%, 8 p.p. higher than in 4Q17, bolstered by inventory sales and launch successes. With 100% sales, Upside Pinheiros, a project launched in 1Q18, was the highlight.

Inventory (Property for Sale)

Inventory at market value was R$1.225 billion in 4Q18, down 7.1% quarter-over-quarter. This decrease can be attributed to sales in the period as well as sales prices in the quarter that were adjusted with the aim of pricing inventory units at actual market value.

Table 5 – Inventory at Market Value 4Q18 x 3Q18 (R$ 000)

	Inventories 3Q18	Launches	Dissolutions	Gross Sales	Adjustments¹	Inventories 4Q18	Q/Q(%)
São Paulo	1,091,812	118,936	46,269	(142,234)	(80,770)	1,034,013	-5.3%
Rio de Janeiro	176,596	-	11,567	(7,253)	(37,747)	143,163	-18.9%
Other Markets	50,290	-	564	(3,919)	954	47,890	-4.8%
Total	1,318,698	118,936	58,401	(153,406)	(117,563)	1,225,066	-7.1%

¹ Adjustments reflect the updates related to the project scope, launch date, and pricing update in the period.

The positive inventory sales performance decreased inventory turnover from 25 months in 4Q17 to 18 months at the end of 2018.

We emphasize that out of R$460.6 million finished units, approximately 60% are residential units, which should contribute to sustaining the current level of inventory turnover and the monetization of these assets over the upcoming months. In addition, we point out that 73.5% of total inventory are residential units located in the state of São Paulo, where we are well-positioned to seize opportunities that result from the economic upturn.

5

Table 6 – Inventory at Market Value – Financial Progress – POC - (R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units	Total 4Q18
São Paulo	181,745	75,514	365,287	127,304	284,164	1,034,013
Rio de Janeiro	-	-	-	-	143,163	143,163
Other Markets	-	-	14,647	-	33,243	47,890
Total	181,745	75,514	379,934	127,304	460,570	1,225,066

Table 7 – Inventory at Market Value – Commercial x Residential Breakdown - (R$ 000)

GFSA Inventory %	Residential	Commercial	Total
São Paulo	900,948	133,065	1,034,013
Rio de Janeiro	41,905	101,258	143,163
Other Markets	47,890	-	47,890
Total	990,743	234,323	1,225,066

Delivered Projects and Transfer

In 4Q18 alone, the Company delivered four projects totaling 549 units, with total PSV reaching R$263.3 million, fives times higher than the R$41.1 million seen in 4Q17. Currently, Gafisa has 14 projects underway, four of which will start works in 2019.

Table 8 – Deliveries

Project	Delivery Date	Launch Date	Location	% Share	Units 100%	PSV % R$000
Mood Lapa	May/18	Aug/15	Rio de Janeiro/RJ	100%	153	87,775
Smart Vila Madalena	Jun/18	Oct/15	São Paulo/SP	100%	230	82,190
Vision Paulista	Jun/18	Apr/15	São Paulo/SP	100%	200	88,151
Barra Viva 2	Jun/18	Sep/15	São Paulo/SP	50%	221	21,462
Barra Viva 1 – Torre Alegria	Jun/18	Aug/16	São Paulo/SP	50%	221	21,414
Vision Capote Valente	Jul/18	Nov/15	São Paulo/SP	100%	151	97,414
Bosque Marajoara	Aug/18	Jun/15	São Paulo/SP	100%	339	164,691
Smart Santa Cecília	Sep/18	Oct/15	São Paulo/SP	100%	290	83,904
Scena Alto da Lapa	Oct/18	Oct/15	São Paulo/SP	100%	42	52,119
Alphamall	Nov/18	Sep/15	Rio de Janeiro/RJ	100%	53	24,272
Hermann Jr	Dec/18	Oct/15	São Paulo/SP	100%	22	111,343
Barra Vista	Dec/18	Dec/16	São Paulo/SP	50%	432	75,520
Total 4Q18					549	263,254
Total 2018					2,354	910,255

6

PSV transferred in 4Q18 was up 10%, reaching R$82.4 million year-over-year, boosted by higher PSV of projects delivered. In 2018, PSV transferred totaled R$321.3 million, down 27.2% from 2017. This reduction is because approximately 71% of PSV delivered in the quarter occurred in December (Hermann Jr and Barra Vista), with transfer foreseen in the first quarter of 2019.

Table 9 – Transfer and Deliveries - (R$ 000)

	4Q18	3Q18	Q/Q (%)	4Q17	Y/Y (%)	12M18	12M17	Y/Y (%)
PSV Transferred¹	82,400	93,027	-11.42%	74,824	10.13%	321,262	441,217	-27.19%
Delivered Projects	4	3	33.33%	1	300.00%	12	9	33.33%
Delivery Units	549	780	-29.62%	293	87.37%	2,354	2,182	7.88%
Delivered PSV²	263,254	346,009	-23.92%	41,171	539.42%	910,255	861,325	5.68%

¹ PSV transferred refers to the potential sales value of the units transferred to financial institutions;

² PSV = Potential sales value of delivered units.

Landbank

The Company’s landbank, with an estimated PSV of R$3.75 billion, represents 32 potential projects/phases, totaling 6,620 units. Approximately 70% of land was acquired through swaps and was mostly located in the city of São Paulo.

Table 10 - Landbank (R$ 000)

	PSV (% Gafisa) ¹	% Swap Total ²	% Swap Units	% Swap Financial	Potential Units (% Gafisa) ³	Potential Units Total
São Paulo	2,410,522	79.2%	73.6%	5.5%	4,816	5,107
Rio de Janeiro	748,745	60.1%	60.1%	0.0%	755	892
Other Markets	594,327	30.0%	30.0%	0.0%	1,050	1,320
Total	3,753,594	69.8%	66.2%	3.6%	6,620	7,319

¹ The PSV (% Gafisa) reported is net of swap and brokerage rate.

² The swap percentage is measured compared to the historical cost of land acquisition.

³ Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ interest in the project.

Table 11 – Changes in the Landbank (4Q18 x 3Q18 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	2,645,527	-	118,936	-	(116,069)	2,410,522
Rio de Janeiro	1,230,529	-	-	-	(481,784)	748,745
Other Markets	43,074	-	-	-	551,253	594,327
Total	3,919,130	-	118,936	-	(46,600)	3,753,594

*The amounts reported are net swap and brokerage.

7

FINANCIAL RESULTS

Revenue

Net revenues rose to R$960.9 million in 2018, up by 22% from 2017, driven by higher sales volume and work evolution in the period. In 4Q18, nearly 30,5% of net revenue is related to projects launched during 2018, reflecting our launches assertiveness.

Table 12 – Revenue Recognition (R$ 000)

	4Q18				4Q17¹
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Receita
2018	36,296	38.2%	58,808	30.5%	-	-	-	-
2017	10,673	11.2%	20,911	10.8%	52,872	43.5%	40,021	11.7%
2016	25,612	27.0%	70,009	36.3%	22,514	18.5%	58,834	17.2%
2015	17,262	18.2%	39,249	20.3%	31,236	25.7%	152,215	44.5%
<2014	5,161	5.4%	3,939	2.0%	14,959	12.3%	90,987	26.6%
Total	95,005	100%	192,917	100.0%	121,581	100%	342,057	100.0%

    ¹ Resubmitted by adoption of IRFS 15 and IFRS 9.

Gross Profit & Margin

In 4Q18, gross profit & margin were impacted by provisions totaling R$63.1 million, deriving from impairment of certain plots of land and inventory units. Excluding the effect of these adjustments, recurring adjusted gross profit recorded in 4Q18 totaled R$46.9 million versus approximately R$91.6 million in 4Q17. In the last 12 months, recurring adjusted gross profit totaled R$290.8 million in 2018, twice higher than the amount recorded in 2017. Recurring adjusted gross margin in 2018 was 30.3%, 12 p.p. higher than in 2017.

Table 13 – Gross Margin (R$ 000)

	4Q18	3Q18	Q/Q(%)	4Q17¹	Y/Y (%)	12M18	12M17¹	Y/Y (%)
Net Revenue	192,917	252,306	-24%	342,057	-44%	960,891	786,174	22%
Gross Profit	(29,710)	48,746	-161%	(81,111)	-63%	114,722	(120,312)	-195%
Gross Margin	-15.4%	19.3%	-3,472 bps	-23.7%	831 bps	11.9%	-15.3%	2,724 bps
(-) Financial Costs	(13,506)	(31,584)	-57%	(25,399)	-47%	(112,904)	(116,515)	-3%
Adjusted Gross Profit²	(16,204)	80,330	-120%	(55,712)	-71%	227,626	(3,797)	-6,095%
Adjusted Gross Margin²	-8.4%	31.8%	-4,024 bps	-16.3%	789 bps	23.7%	-0.5%	2,417 bps
(-) Inventory and landbank adjustment	(63,145)	-	-	(147,332)	-57%	(63,145)	(147,332)	-57%
Recurring Adjusted Gross Profit³	46,942	80,330	-42%	91,620	-49%	290,771	143,535	103%
Recurring Adjusted Gross Margin³	24.3%	31.8%	-751 bps	26.8%	-245 bps	30,3%	18.3%	1,200 bps

¹ Resubmitted by adoption of IRFS 15 and IFRS 9.

² Adjusted by capitalized interests.

³ Adjusted by impairment of land and inventories.

8

Selling, General, and Administrative Expenses (SG&A)

Selling, general, and administrative expenses totaled R$6.6 million, 85% below 3Q18 and 86% below 4Q17. In the last 12 months, selling, general, and administrative expenses totaled R$141 million, down 22% from 2017.

Selling expenses totaled R$11.4 million, down 45% from 3Q18 due to a reduction in i) product marketing and selling expenses, reflecting the gains earned during the 4Q18 turnaround process; and ii) brokerage and sales commission expenses, reflecting lower sales volume in the period. In 2018, the decrease was 4% versus 2017.

General and administrative expenses totaled R$4.7 million, down 121% from 3Q18 mainly due to (i) the net reversal of bonus provisions for the previous year and current year, amounting to R$14.8 million in 2018; (ii) reduced services expenses; and (iii) lower salaries and charges expenses. In the last 12 months, general and administrative expenses decreased from R$92.7 million in 2017 to R$57.1 million in 2018 due to a reversal of provision for bonus mentioned above as well as lower services and IT expenses.

Table 14 – SG&A Expenses (R$ 000)

	4Q18	3Q18	Q/Q(%)	4Q17	Y/Y (%)	12M18	12M17	Y/Y (%)
Selling Expenses	(11,389)	(20,653)	-45%	(24,399)	-53%	(84,431)	(87,568)	-4%
G&A Expenses	4,752	(22,300)	-121%	(24,165)	-120%	(57,089)	(92,713)	-38%
Total SG&A Expenses	(6,637)	(42,953)	-85%	(48,564)	-86%	(141,520)	(180,281)	-22%

In contrast to other periods in the year, the total amount of other operating expenses reached R$251.4 million in 4Q18, 67% higher than in 4Q17. A significant amount of this total, 45% or R$112.8 million derived from the goodwill impairment test to remeasure the 30% stake in Alphaville, yearly conducted based on the future profitability estimate or when circumstances indicate impairment losses.

Another relevant impact in the quarter was the expense relating to provision for contingencies. During the revision of contingency proceedings, we identified a provisioning need for four relevant contingencies: (i) execution referring to the loss of suit totaling R$33.7 million; (ii) indemnification in affirmative covenant involving former shareholder of the Company, in the amount of R$26.7 million; (iii) lawsuit referring to construction guarantee totaling R$23.2 million, the injunction of which was granted relief on March 7, 2017 ; and (iv) indemnification due to land dissolution, with judgment rendered on September 9, 2015, totaling R$23.3 million. Furthermore, it is important to note that the impairment of software reached approximately R$5 million.

Table 15 – Other Operating Revenues/Expenses (R$ 000)

	4Q18	3Q18	Q/Q(%)	4Q17	Y/Y (%)	12M18	12M17	Y/Y (%)
Litigation Expenses	(127,668)	(17,241)	640%	(46,417)	175%	(172,432)	(107,848)	60%
Impairment of Alphaville	(112,800)	-	-	(101,953)	11%	(112,800)	(101,953)	11%
Impairment of Software	(4,963)	-	-	(710)	599%	(4,963)	(710)	599%
Others	(6,003)	(337)	1,681%	(1,166)	415%	(8,741)	(1,039)	741%
Total	(251,434)	(17,578)	1,330%	(150,246)	67%	(298,936)	(211,550)	41%

9

Adjusted EBITDA

Recurring adjusted EBITDA (excluding litigation expenses and the impairment of inventories, land, software and investment losses in Alphaville) amounted to positive R$127 million in 2018 versus negative R$50,8 million in 2017. In 4Q18, adjusted EBITDA according to the same criteria totaled positive R$29.3 million, 34% below 4Q17.

Table 16 – Adjusted EBITDA (R$ 000)

	4Q18	3Q18	Q/Q(%)	4Q17¹	Y/Y (%)	12M18	12M17¹	Y/Y (%)
Net Income (Loss)	(297,017)	(37,225)	698%	(372,998)	-20%	(419,526)	(760,240)	-45%
Discontinued Operation Result	-	-	-	-	-	-	(98,175)	-100%
(+) Inventory and landbank adjustment	63,145	-	-	147,332	-57%	63,145	147,332	-57%
Adjusted Net Income	(233,872)	(37,225)	528%	(225,666)	4%	(356,381)	(711,083)	-50%
(+) Financial Results	22,310	19,179	16%	24,249	-8%	80,521	107,268	-25%
(+) Income Tax / Social Contribution	(24,085)	670	-3,695%	(24,773)	-3%	(21,751)	(23,100)	-6%
(+) Depreciation and Amortization²	5,772	6,393	-10%	6,084	-5%	21,290	32,046	-34%
(+) Capitalized Interest	13,506	31,584	-57%	25,399	-47%	112,904	116,515	-3%
(+) Expenses w Stock Option Plan	15	634	-98%	2,067	-99%	1,927	4,964	-61%
(+) Minority Shareholders	170	(700)	-124%	(161)	-206%	(1,750)	(281)	523%
(+) AUSA Income Effect	-	-	-	62,569	-100%	-	186,856	-100%
(+) AUSA loss on investment realization Effect	112,800	-	-	127,429	-11%	112,800	127,429	-11%
(+) Litigation Expenses	127,668	17,241	640%	46,417	175%	172,432	107,848	60%
(+) Impairment of Software	4,963	-	-	710	599%	4,963	710	599%
Recurring Adjusted EBITDA³	29,247	37,776	-23%	44,324	-34%	126,954	(50,828)	-350%

¹ Resubmitted by adoption of IRFS 15 and IFRS 9.

² Adjusted by goodwill impairment test to remeasure the acquisition of Alphaville.

³ Adjusted by capitalized interests, litigation and stock option plan expenses (non-cash), minority shareholders, and impairment of inventories, land, software and Alphaville.

Financial Result

In 4Q18, financial results totaled R$4.3 million, down 29% quarter-over-quarter, reflecting lower balance of cash and cash equivalents in the period; and down 28% year-over-year, due to the interest rate drop in the period. Financial expenses reached R$26.7 million in 4Q18, 12% lower than in 4Q17 due to reduced interest rates on funding in view of a lower level of indebtedness. Thus, 4Q18 reported a negative net financial result of R$22.3 million, compared to a negative net financial result of R$24.3 million in 4Q17.

In the last 12 months, the net financial result was negative R$80.5 million versus a net loss of R$107.3 million in 2017.

Taxes

In 4Q18, income tax and social contribution had a positive impact of R$24 million, reflecting a tax credit of R$26 million deriving from the goodwill impairment recorded in the Alphaville investment. For this reason, the provision for income tax and social contribution (IR/CSLL) had a positive impact of R$21.8 million in 2018.

10

Net Result

As a result of effects mentioned above, 4Q18’s recorded a positive result of R$11.6 million, compared to a net loss of around R$20 million in 3Q18 and in line with R$11.5 million in 4Q17, excluding results from the impairment of inventories, land, and goodwill of the stake in Alphaville. In the last 12 months, recurring adjusted net loss was R$66.2 million versus R$190.1 million in 2017.

Table 17 – Net Result (R$ 000)

	4Q18	3Q18	Q/Q(%)	4Q17¹	Y/Y (%)	12M18	12M17¹	Y/Y (%)
Net Revenue	192,917	252,306	-24%	342,057	-44%	960,891	786,174	22%
Gross Profit	(29,710)	48,746	-161%	(81,111)	-63%	114,722	(120,312)	-195%
Gross Margin	-15.4%	19.3%	-3,472 bps	-23.7%	8,312 bps	11.9%	-15.3%	2,724 bps
(-) Financial Costs	(13,506)	(31,584)	-57%	(25,399)	-47%	(112,904)	(116,515)	-3%
(-) Inventory and landbank adjustment	(63,145)	-	-	(147,332)	-57%	(63,145)	(147,332)	-57%
Recurring Adjusted Gross Profit	46,942	80,330	-42%	91,620	-49%	290,771	143,535	103%
Recurring Adjusted Gross Margin	24.3%	31.8%	-751 bps	26.8%	2,453 bps	30.3%	18.3%	1,200 bps
Adjusted Net Income²	(233,872)	(37,225)	528%	(225,666)	4%	(356,381)	(612,908)	-42%
( - ) Equity income from Alphaville	-	-	-	(62,569)	-100%	-	(186,856)	-100%
( - ) Loss of investment in Alphaville	(112,800)	-	-	(127,429)	-11%	(112,800)	(127,429)	-11%
(-) Litigation Expenses	(127,668)	(17,241)	640%	(46,417)	175%	(172,432)	(107,848)	60%
(-) Impairment of Software	(4,963)	-	-	(710)	599%	(4,963)	(710)	599%
Recurring Adjusted Net Result³	11,559	(19,984)	-158%	11,459	1%	(66,186)	(190,065)	-65%

¹ Resubmitted by adoption of IRFS 15 and IFRS 9.

² Adjusted by impairment of inventories and land.

³ Adjusted by capitalized interests, litigation expenses, impairment of inventories, land, software and Alphaville.

Backlog of Revenues and Results

The balance of backlog revenues totaled R$196.8 million in 4Q18, with a margin to be recognized of 35.7%, 95 basis points higher than in 4Q17.

Table 18 – Backlog Results (REF) (R$ 000)

	4Q18	3Q18	Q/Q(%)	4Q17	Y/Y (%)
Backlog Revenues	551,270	587,344	-6%	620,821	-11%
Backlog Costs (units sold)	(354,458)	(371,566)	-5%	(405,064)	-12%
Backlog Results	196,812	215,778	-9%	215,758	-9%
Backlog Margin	35.7%	36.7%	-104 bps	34.8%	95 bps

Note: Backlog    results  net of  PIS/COFINS  taxes ( 3.65%)  and     excluding  the   impact   of  PVA(Present Value Adjustment)   method     according  to  Law No. 11.638.

Backlog results comprise the projects restricted by condition precedent.

11

BALANCE SHEET

Cash and Cash Equivalents and Marketable Securities

On December 31, 2018, cash and cash equivalents and marketable securities totaled R$137.2 million.

Receivables

At the end of 4Q18, total accounts receivable totaled R$1.2 billion, down 13% versus 3Q18. Of this amount, R$642 million were already recognized in the balance sheet, and R$468 million are expected to be received in 2019.

Table 19 – Total Receivables (R$ 000)

	4Q18	3Q18	Q/Q(%)	4Q17	Y/Y (%)
Receivables from developments (off balance sheet)	572,154	609,594	-6%	644,340	-11%
Receivables from PoC- ST (on balance sheet)	467,992	569,166	-18%	374,886	25%
Receivables from PoC- LT (on balance sheet)	174,018	214,405	-19%	199,317	-13%
Total	1,214,164	1,393,165	-13%	1,218,543	-0,4%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Table 20 – Receivables Schedule (R$ 000)

	Total	2019	2020	2021	2022	2023 – and after
Receivables from PoC	642,010	467,992	108,726	59,753	1,413	4,126

Cash Generation

Cash generation totaled R$13.7 million in 4Q18 due to greater control of expenses in the quarters, a result of the Company’s turnaround process.

Table 21 – Cash Generation (R$ 000)

	1Q18	2Q18	3Q18	4Q18
Availabilities [1]	204,938	212,897	194,445	137,160
Change in Availabilities (1)	57,476	7,959	(18,452)	(57,285)
Total Debt + Investor Obligations	983,468	964,770	960,344	889,413
Change in Total Debt + Investor Obligations (2)	(121,430)	(18,698)	(4,426)	(70,931)
Capital Increase (3)	250,766	-	-	-
Cash Generation in the period (1) - (2) - (3)	(71,860)	26,657	(14,026)	13,646
Final Accumulated Cash Generation	(71,860)	(45,203)	(59,229)	(45,583)

  ¹ Cash and cash equivalents. and marketable securities.

12

Liquidity

In 4Q18, net debt reached R$752.3 million, down 21.0% year-over-year.

Table 22 – Debt and Investor Obligations (R$ 000)

	4Q18	3Q18	Y/Y(%)	4Q17	Y/Y (%)
Debentures – Working Capital (A)	265,666	281,325	-6%	207,713	28%
Project Financing SFH – (B)	528,140	567,696	-7%	733,103	-28%
Working Capital (C)	95,607	111,323	-14%	164,082	-42%
Total Debt (A)+(B)+(C)= (D)	889,413	960,344	-7%	1,104,898	-20%
Cash and Availabilities ¹ (E)	137,160	194,446	-29%	147,462	-7%
Net Debt (D)-(E) = (F)	752,253	765,898	-2%	957,436	-21%
Equity + Minority Shareholders (G)	493,191	871,955	-43%	715,069	-31%
(Net Debt) / (Equity) (F)/(G) = (H)	152.5%	87.8%	6,469 bps	133.9%	1,863 bps
(Net Debt – Proj, Fin,) /Equity ((F)-(B))/(G) = (I)	45.4%	22.7%	2,271 bps	31.4%	1,407 bps

¹ Cash and cash equivalents and marketable securities.

The Company ended 4Q18 with R$348.4 million in total short-term debt, 39% of total debt versus 51.5% at the end of 4Q17. We point out that during 2018, the Company amortized approximately R$639.4 million of debts contracted. On December 31, 2018, the consolidated debt average cost was 11.44% p.a., or 178.2% of CDI accumulated in 2018.

                                                    Table 23 – Debt Maturity (R$ 000)

	Average Cost (a.a.)	Total	Until Dec/19	Until Dec/20	Until Dec/21	Until Dec/22
Debentures – Working Capital (A)	CDI + 3% / CDI + 3.75% / CDI + 5.25% / IPCA + 8.37%	265,666	62,783	157,700	43,391	1,792
Project Financing SFH (B)	TR + 8.30% a 14.19% / 12.87% / 143% CDI	528,140	250,935	201,035	76,170	-
Working Capital (C)	135% CDI / CDI + 2.5% / CDI + 3% / CDI + 3.70% / CDI + 4.25%	95,607	34,678	15,583	45,346	-
Total (A)+(B)+(C) = (D)		889,413	348,396	374,318	164,907	1,792
Obligations with investors (E)		-	-	-	-	-
Total Debt (D)+(E) = (F)		889,413	348,396	374,318	164,907	1,792
% of Total Maturity per period			39%	42%	19%	0.2%
Project debt maturing as % of total debt (C)/ (F)			72%	54%	46%	-
Corporate debt maturing as % of total debt ((A)+(C) + (E))/ (F)			28%	46%	54%	100%
Ratio Corporate Debt / Mortgage	40.6% / 59.4%

13

SUBSEQUENT EVENTS

New Headquarters Address

On January 8, 2019, a lease agreement was signed for the Company’s new headquarters in São Luiz Condominium, at Av. Pres. Juscelino Kubitschek, 1830. With our headquarters moving to a location better-suited to us, there will be a reduction in leasing, condominium, and IPTU (municipal real estate tax) expenses by approximately R$4 million p.a.

Change in Relevant Shareholding

GWI’s reduced stake

On February 14, 2019, the GWI Group reduced its stake in the Company to 7.70% of common shares issued by the Company (3,338,600 shares). On February 20, 2019, GWI Group then held 2,199,300 shares, accounting for 4.89% of the Company’s capital stock, no longer holding relevant shareholding in Gafisa.

Planner’s increased interest

On February 14, 2019, Planner, by means of investment funds managed by it, reached an equity interest of eight million (8,000,000) common shares issued by Gafisa, corresponding to 18.45% of total common shares issued by the Company. In a notice sent to the Company, Planner stated its intention to change Gafisa’s administrative structure, undertaking to keep the market informed on this issue.

Change in the Board of Directors

On February 17, 2019, the following Messrs. were elected to hold two remaining positions in the Company’s Board of Directors, with terms lasting until the next General Meeting of the Company:

Augusto Marques da Cruz Filho:  Augusto holds a PhD in Economic Theory from the Institute of Economic Research (IPE) of the University of São Paulo, graduated in Economic Sciences from the Economic and Administration University of the University of São Paulo (FEA-USP), and attended Abroad Developmente in Insead – Institut Européen d’Aministration des Affaires. For 11 years he has occupied various roles at Grupo Pão de açúcar: Executive Officer, Administrative and Financial Officer, and Chief Officer until leaving the position in 2005. Between 2005 and 2010 he was a member of the Board of Directors and Audit Committee of B2W. Since April 2016, he has been President of the Board of Directors of BR Distribuidora. He is also a member of the Board of Directors of JSL S.A. and General Shopping.

Oscar Segall: Oscar is a strong figure in the Brazilian real estate market. He co-founded Klabin Segall and headed BTG Pactual’s real estate department. He led the launch of over 130 projects, delivered more than 25,000 units, and won several real estate awards. In addition to his vast experience in the domestic market, Oscar has experience buying and selling land in the US market and developing real estate projects.

On this same date, Messrs. Mu Hak You and Thiago Hi Joon You tendered their resignation as members of the Board of Directors, which continues being composed of five (5) sitting members.

14

On March 15, 2019, the following Messrs. were elected to hold two remaining positions in the Company’s Board of Directors, with a term of office until the next Shareholders’ Meeting of the Company:

                Thomas Reichenheim: he holds a degree in Business Administration from Getúlio Vargas Foundation (1972) and in Law from FMU (Faculdades Metropolitanas Unidas) - 1972. Mr. Reichenheim is a former officer of several companies, notably, Banco Auxiliar, Banco Auxiliar de Investimento, Auxiliar Seguradora, La Fonte Fechaduras, and LFTel S.A. He is the general partner of Carisma Comercial Ltda., T.R Portfolios Ltda. and advisor in IPOs and financial institutions.

Roberto Portella: he is a partner of the law firm Demarest Almeida, Advisory Sector, member of the Legal Committee of the American Chamber for Brazil (AMCHAN-SP), member of Petro S.A.’s Fiscal Council.

The Board of Directors is now composed of 7 sitting members.

Annual Shareholders’ Meeting

In view of the nomination of new members of the Board of Directors, and the new composition of the Audit Committee, with a 2/3 change of its members to better assess the financial statements, the Company altered the date of the Annual Shareholders’ Meeting from April 24, 2019, to April 30, 2019.

Extraordinary Shareholders’ Meeting

On March 15, 2019, the Company received a letter from Planner Corretora de Valores S.A. and Planner Redwood Asset Management Administração de Recursos Ltda. (both jointly referred to as “Planner”), in the capacity of investment fund managers, which jointly hold 18.55% of Gafisa’s capital stock, requesting the Company’s Board of Directors to call for an Extraordinary Shareholders’ Meeting (“ESM”). Referred Planner’s call for an ESM follows its intention of altering Gafisa’s administrative structure.

The Extraordinary Shareholders’ Meeting is scheduled for April 15, 2019, at 9:00 a.m. at the Company’s headquarters.

15

São Paulo, March 28, 2019.

Alphaville Urbanismo SA released its results for the fourth quarter of 2018.

Financial Results

In 4Q18, net revenue came in at negative R$32 million and net loss totaled R$222 million.

	4Q18	4Q17	12M18	12M17	4Q18 vs. 4Q17	2018 vs. 2017
Net revenue	-32	-45	69	108	-29%	-36%
Net Income	-222	-350	-755	-764	-37%	-1%

It is worth mentioning that Gafisa discontinued the recognition of its share in future losses after reducing the accounting balance of its 30% stake in Alphaville's share capital to zero.

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7131.

16

Consolidated Income Statement

	4Q18	3Q18	Q/Q (%)	4Q17¹	Y/Y (%)	12M18	12M17¹	Y/Y (%)
Net Revenue	192,917	252,306	-24%	342,057	44%	960,891	786,174	22%
Operating Costs	(222,627)	(203,560)	9%	(423,168)	-47%	(846,169)	(906,486)	-7%
Gross Profit	(29,710)	48,746	-161%	(81,111)	-63%	114,722	(120,312)	-195%
Gross Margin	-15.4%	19.3%	-3,472 bps	-6.5%	-892 bps	11.9%	-15.3%	2,724 bps
Operating Expenses	(268,912)	(66,822)	302%	(292,572)	-8%	(477,228)	(654,216)	-27%
Selling Expenses	(11,389)	(20,653)	-45%	(24,399)	-53%	(84,431)	(87,568)	-4%
General and Administrative Expenses	4,752	(22,300)	-121%	(24,165)	-120%	(57,089)	(92,713)	-38%
Other Operating Revenue/Expenses	(251,434)	(17,578)	1,330%	(150,246)	67%	(298,935)	(211,550)	41%
Depreciation and Amortization	(5,772)	(6,393)	-10%	(31,560)	-82%	(21,290)	(57,522)	-63%
Equity Income	(5,069)	102	-5,070%	(62,202)	-92%	(15,483)	(204,863)	-92%
Operational Result	(298,622)	(18,076)	1,552%	(373,683)	-20%	(362,506)	(774,528)	-53%
Financial Income	4,342	6,130	-29%	6,053	-28%	19,553	29,733	-34%
Financial Expenses	(26,652)	(25,309)	5%	(30,302)	-12%	(100,074)	(137,001)	-27%
Net Income Before Taxes on Income	(320,932)	(37,255)	761%	(397,932)	-19%	(443,027)	(881,796)	-50%
Deferred Taxes	25,100	-	-	25,932	-3%	25,100	25,932	-3%
Income Tax and Social Contribution	(1,015)	(670)	51%	(1,159)	-12%	(3,349)	(2,832)	18%
Net Income After Taxes on Income	(296,847)	(37,925)	683%	(373,159)	-20%	(421,276)	(858,696)	-51%
Continued Op. Net Income	(296,847)	(37,925)	683%	(373,159)	-20%	(421,276)	(858,696)	-51%
Discontinued Op. Net Income	-	-	-	-	-	-	98,175	-100%
Minority Shareholders	170	(700)	-124%	(161)	-206%	(1,750)	(281)	523%
Net Income	(297,017)	(37,225)	698%	(372,998)	-20%	(419,526)	(760,240)	-45%

¹ Resubmitted by adoption of IRFS 15 and IFRS 9.

17

Consolidated Balance Sheet

	4Q18	3Q18	Q/Q (%)	4Q17¹	Y/Y (%)
Current Assets
Cash and Cash equivalents	32,304	7,931	307%	28,527	13%
Securities	104,856	186,515	-44%	118,935	-12%
Receivables from clients	467,993	569,166	-18%	374,886	25%
Properties for sale	890,460	858,726	4%	990,286	-10%
Other accounts receivable	106,943	104,116	3%	110,626	-3%
Prepaid expenses and other	2,668	3,184	-16%	5,535	-52%
Land for sale	78,148	34,212	128%	102,352	-24%
Non-current asset for sale	-	-	-	-	-
SubTotal	1,683,371	1,763,850	-5%	1,731,147	-3%

Long-term Assets
Receivables from clients	174,017	214,405	-19%	199,317	-13%
Properties for sale	198,941	263,937	-25%	339,797	-41%
Other	123,603	116,874	6%	86,351	43%
Subtotal	496,561	595,216	-17%	625,465	-21%
Intangible, Property and Equipment	31,843	43,047	-26%	40,622	-22%
Investments	314,505	465,438	-32%	479,126	-34%

Total Assets	2,526,280	2,867,551	-12%	2,876,360	-12%

Current Liabilities
Loans and financing	285,612	170,171	68%	481,073	-41%
Debentures	62,783	31,196	101%	88,177	-29%
Obligations for purchase of land advances from customers	113,355	145,468	-22%	156,457	-28%
Material and service suppliers	119,847	106,363	13%	98,662	21%
Taxes and contributions	57,276	56,822	1%	46,430	23%
Other	400,142	297,503	35%	385,444	4%
Subtotal	1,039,015	807,523	29%	1,256,243	-17%

Long-term liabilities
Loans and financings	338,135	508,848	-34%	416,112	-19%
Debentures	202,883	250,129	-19%	119,536	70%
Obligations for Purchase of Land and advances from customers	196,076	207,765	-6%	152,377	29%
Deferred taxes	49,372	74,473	-34%	74,473	-34%
Provision for Contingencies	155,608	98,557	58%	82,063	90%
Other	52,000	48,301	8%	60,487	-14%
Subtotal	994,074	1,188,073	-16%	905,048	10%

Shareholders’ Equity
Shareholders’ Equity	491,317	870,252	-44%	711,222	-31%
Minority Interest	1,874	1,703	10%	3,847	-51%
Subtotal	493,191	871,955	-43%	715,069	-31%
Total liabilities and Shareholders’ Equity	2,526,280	2,867,551	-12%	2,878,360	-12%

¹ Resubmitted by adoption of IRFS 15 and IFRS 9.

18

Consolidated Cash Flow

	4Q18	4Q17¹	12M18	12M17¹
Net Income (Loss) before taxes	(320,931)	(397,932)	(443,027)	(881,796)
Expenses/revenues that does not impact working capital	203,511	193,567	227,218	481,285
Depreciation and amortization	5,772	6,084	21,290	32,046
Impairment	(35,220)	147,332	(74,689)	136,191
Expense with stock option plan	15	2,066	1,927	4,964
Unrealized interest and fees, net	927	(807)	11,156	46,168
Equity Income	5,069	62,202	15,483	204,863
Provision for guarantee	(474)	3,941	(4,130)	(3,498)
Provision for contingencies	127,668	46,417	172,432	107,848
Profit Sharing provision	(18,545)	3,981	(14,750)	13,375
Provision (reversal) for doubtful accounts	(22,790)	(205,050)	(41,827)	(187,283)
Gain / Loss of financial instruments	-	(28)	(763)	(818)
Impairment losses	112,800	101,953	112,800	101,953
Goodwill write-off AUSA	-	25,476	-	25,476
Stock sale update	28,289	-	28,289	-
Clients	21,332	79,562	(95,740)	260,090
Properties held for sale	132,643	82,661	339,575	346,210
Other accounts receivable	(6,516)	(45)	(15,880)	(9,317)
Prepaid expenses and deferred sales expenses	516	(9)	2,867	(2,987)
Obligations on land purchase and advances from clients	(43,802)	40,037	597	13,137
Taxes and contributions	454	(3,982)	10,846	(5,412)
Suppliers	24,202	8,163	32,732	18,683
Payroll, charges, and provision for bonuses	(9,539)	(5,379)	(6,459)	(14,266)
Other liabilities	59,599	15,052	(3,434)	(20,341)
Related party operations	(2,055)	(4,642)	(14,497)	(27,548)
Taxes paid	(1,014)	(1,159)	(3,348)	(2,832)
Cash provided by/used in operating activities /discontinued operation	-	-	-	51,959
Net cash from operating activities	58,390	5,924	31,450	206,865
Investment Activities	-	-	-	-
Acquisition of properties and equipment	5,432	(2,093)	(12,511)	(20,463)
Capital contribution to parent company	(641)	(3,892)	(4,629)	(2,598)
Redemption of securities, collaterals, and credits	222,333	332,660	1,104,875	1,183,878
Investment in marketable securities and restricted credits	(140,674)	(322,223)	(1,090,796)	(1,079,167)
Cash provided by/used in investment activities / discontinued operation	-	-	-	48,663
Transaction costs from discontinued operation	-	-	-	(9,545)
Receivable of preemptive right exercise ref, Tenda	-	-	-	219,510
Net cash from investment activities	-	105,170	-	105,170
Cash provided by/used in investment activities / discontinued operation	86,450	109,622	(3,061)	445,448
Funding Activities	-	-	-	-
Related party contributions	-	-	-	(1,237)
Addition of loans and financing	34,927	197,565	412,768	453,370
Amortization of loans and financing	(106,785)	(311,130)	(639,409)	(1,032,206)
Assignment of credit receivables, net	-	-	-	21,513
Related Parties Operations	(446)	(581)	(1,289)	5,044
Sale of treasury shares	-	501	715	818
Cash provided by/used in financing activities/ discontinued operation	-	-	-	24,089
Proceeds from sale of treasury shares	(48,163)	-	(48,163)	-
Capital Increase	-	-	167	-
Subscription and payment of common shares	-	-	250,599	-
Net cash from financing activities	(120,467)	(113,645)	(24,612)	(528,609)
Net cash variation for sales operations	-	-	-	(124,711)
Increase (decrease) in cash and cash equivalents	24,373	1,901	3,777	(1,007)
Beginning of the period	7,931	26,626	28,527	29,534
End of the period	32,304	28,527	32,304	28,527
Increase (decrease) in cash and cash equivalents	24,373	1,901	3,777	(1,007)

¹ Resubmitted by adoption of IRFS 15 and IFRS 9.

19

This release contains forward-looking statements about business prospects, estimates for operating and financial results, and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy, and the industry, among other factors; therefore, they are subject to change without prior notice.

20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer